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NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 26, 2006

        The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Friday, May 26, 2006 at 2:00 p.m., for the following purposes:

          (1)   To approve the holding of the Annual General Meeting on May 26, 2006, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

          (2)   To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Réviseur d'entreprises"), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes"), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2005 (copies attached);

          (3)   To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2005 (copy attached);

          (4)   To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2005 (copy attached);

          (5)   To approve the determination of dividends of the Company for the fiscal year ended November 30, 2005, namely (i) approval of an interim dividend declared on November 17, 2005 and paid on December 14, 2005 and (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of One Dollar (U.S. $1.00) per Common Share, payable on June 15, 2006 to Shareholders of record as of June 1, 2006 and (iii) transfer of all undistributed profits to the retained earnings of the Company;

          (6)   To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2005;

          (7)   In conformity with the provisions of the Luxembourg Company Law and Article Five of the Company's Articles of Incorporation, to

            (i)    amend (by way of reduction) the authorized capital of the Company set forth in Article Five of the Company's Articles of Incorporation from the current One Hundred Twenty Million (120,000,000) Common Shares and Thirty Million (30,000,000) Founder's Shares, each of no par value, to Sixty Nine Million (69,000,000) Common Shares and Seventeen Million Two Hundred Fifty Thousand (17,250,000) Founder's Shares, each of no par value, such amended authorized Shares to be available for issuance upon decision by the Board of Directors of the Company, and

            (ii)   approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to (i) to withdraw the existing suppression of Shareholders' preemptive rights valid through October 13, 2009 and (ii) implement the suppression of Shareholders' preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company's 1997 Stock Option Plan (such Plan approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997) and the Company's 1987 Stock Option Plan (such Plan approved by the Shareholders of the Company at an Extraordinary General Meeting held October 8, 1987), each of the foregoing actions to be effective through August 31, 2007 or such other date as the Shareholders of the Company may determine at a general meeting;

          (8)   To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market, provided

            (i)    the maximum price to be paid for such Common Shares shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading, otherwise it being the Company's instruction that such maximum price not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase, and

            (ii)   the minimum price to be paid for such Common Shares shall not be less than the "stated value" (i.e. U.S. $1.00 per share) thereof,

  and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2007;

          (9)   To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached);

          (10)   To amend Article Fourteen of the Articles of Incorporation of the Company to provide that the Chairman of the Board of Directors of the Company shall be elected by the Shareholders of the Company from among the members of the Board of Directors, in replacement of the current provision of said Article 14 that the Board elect the Chairman from among its members;

          (11)   To elect Jacob Stolt-Nielsen as Chairman of the Board of Directors of the Company; and

          (12)   To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation, in particular for agenda items (7) and (10), the general vote of all shares of the Company voting together (i) with a quorum of fifty percent (50%) of the shares eligible to vote being present or represented when the meeting is first convened and (ii) a two-thirds affirmative vote of those shares present or represented at the meeting being required.

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 28, 2006 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: May 2, 2006

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has served as a director of the Company since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks

        Mr. Hendriks has served as a director of the Company since 2004. He has been Chief Financial Officer and a Member Board of Management of CSM N.V. since 2000. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

James B. Hurlock

        Mr. Hurlock has served as a director of the Company since 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Stolt Offshore S.A., Orient Express Hotel Ltd., New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairman of International Development Law Organization and of Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Christer Olsson

        Mr. Olsson has served as a director of the Company since 1993. He is President and CEO of Wallenius Lines AB and Chairman of Wallenius Wilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, and a director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

        Mr. Jacob B. Stolt-Nielsen has served as a director of the Company since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to December 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christopher J. Wright

        Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 26, 2006
BIOGRAPHIES OF NOMINEES FOR DIRECTOR